Gardiner Healthcare Acquisitions Corp.

3107 Warrington Road

Shaker Heights, OH 44120

VIA EDGAR

December 3, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Evan Ewing and Jay Ingram

Re:	Gardiner Healthcare Acquisitions Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 19, 2021

File No. 333-260422

Dear Messrs. Ewing and Ingram:

Gardiner Healthcare Acquisitions Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 2, 2021, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on November 19, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. In connection with the transmission of this letter, we publicly filed the Company’s Amendment No. 2 to Registration Statement on Form S-1 with the Commission through EDGAR.

comment and response regarding Amendment No. 1 to Form S-1 filed on November 19, 2021

Financial Statement

Notes 9 and 10 – Subsequent Events, page F-15

1.	Please revise your footnote to also disclose the date that subsequent events were evaluated through. Refer to ASC 855-10-50-1a.

In response to the Staff’s comment, we have revised Notes 9 and 10 to read as follows:

Note 9 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the audited balance sheet dated April 8, 2021, through June 3, 2021, the date the audited financial statements were available to be issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the audited financial statements.

Note 10 — Subsequent events

The Company evaluated subsequent events and transactions that occurred after the unaudited balance sheet dated September 30, 2021, through October 15, 2021, the date the unaudited financial statements were available to be issued.  Other than the founder shares transferred on October 15, 2021 (see note 8), there were no significant unrecognized events through the date of the issuance of the unaudited financial statements.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Edward P Bromley III, at ebromley@reedsmith.com or by telephone at (609) 514-8544, or Aidan Keegan, at akeegan@reedsmith.com or by telephone at (609) 514-5968.

Sincerely,

/s/ Marc F. Pelletier
Marc F. Pelletier
Chief Executive Officer
Gardiner Healthcare Acquisitions Corp.

cc: Edward P. Bromley III, Esq.

Aidan Keegan, Esq.